UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2019
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Publicly-Held Company Corporate Taxpayers’ ID No. 60.746.948/0001-12

Notice to the Market

Banco Bradesco S.A. (Bradesco) hereby informs that the 2019 Bradesco Day Apimec was postponed to November 13, 2019, and will be held at its Headquarters, in the Auditorium of Rubi Building, located at Núcleo Cidade de Deus, Vila Yara, Osasco, SP, starting at 2 pm.

This change was due to the attendance of several executives of Bradesco Organization at the Launch Ceremony of #VerdeAmarelo Program, a microcredit program, at Palácio do Planalto, which will be held on November 11, 2019, the same date initially scheduled for Bradesco Day Apimec.

Due to such postponement, Apimec, which was supposed to be held on 11.13.2019, in the City of Porto Alegre, RS, was suspended. The new date, time and location will be informed to the market as soon as they are defined.

The Bradesco’s Corporate Events Calendar, including these changes, is available on the websites of Bradesco’s Investor Relations (banco.bradesco/ri), B3 S.A. - Brasil, Bolsa, Balcão (http:// www.b3.com.br/pt_br/produtos-e-servicos/negociacao/renda-variavel/empresas-listadas.htm) and CVM (http://sistemas.cvm.gov.br/?CiaDoc).

Cidade de Deus, Osasco, SP, November 8, 2019

Banco Bradesco S.A.

Leandro de Miranda Araujo

Executive Deputy Officer and

Investor Relations Officer

Should you have any questions or require further information, please contact: investidores@bradesco.com.br

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 8, 2019

BANCO BRADESCO S.A.

By:	/S/Leandro de Miranda Araujo
Leandro de Miranda Araujo Executive Deputy Officer and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.